Exhibit 4.3

Dr. Ken Powell
Mr. Thomas Kreilein
200 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

June 3, 2003

Phillip S. Carrozza II
375 Ocean Road
Narragansett, Rhode Island
02882

Dear Phil:

Re:        Titan Trading Analytics Inc. (the “Company”) – Grant of License

In further consideration of your agreement to license your securities trading technology to the Company (the “Licensing Agreement”), and in consideration of your payment of $1.00 to us, the receipt and sufficiency of which we hereby acknowledge, we agree as follows:

1.	We will transfer 1,550,000 and option to you a total of 500,000 common shares in the Company’s capital to you over a 24-month period as follows:

a)
upon execution of this agreement and the Licensing Agreement, we will grant you a call option whereby you may purchase from us 250,000 common shares at $0.10 each for a period of two years from that date;

	b)	on August 31, 2003, we will grant you a call option whereby you may purchase from us an additional 250,000 common shares at $0.10 each for a period of two years from that date;

	c)	on November 30, 2003, we will transfer an additional 250,000 common shares to you;

	d)	on May 31, 2004, we will transfer an additional 250,000 common shares to you; and

	e)	on May 31, 2005, transfer an additional 1,050,000 common shares to you.

If the Company terminates the Licensing Agreement in accordance with paragraph 3.10 therein, the above call options shall immediately terminate and we will not have the obligation to make any subsequent share transfers to you.

2.
Should the closing price of the Company’s common shares as traded on the TSX Venture Exchange fail to meet each of the following minimum benchmarks by the dates indicated, you shall have the option of terminating the Licensing Agreement by providing us with notice in writing:

	a)	CDN$0.25 by July 31, 2003;
	b)	CDN$0.50 by November 30, 2003;
	c)	CDN$1.00 by May 30, 2004.

(each of the above is a “Cause for Termination”)

3.
If you fail to provide us with written notice that you are terminating the Licensing Agreement within 10 days of the occurrence of a Cause for Termination, you may not terminate the Licensing Agreement until another Cause for Termination occurs.

4.
Upon receipt of the termination notice described in paragraph 2, we will forthwith cause the Company to terminate the Licensing Agreement and return all rights relating to your securities trading technology to you, whereupon you shall have no further obligation to us from that time forward. However, we shall be entitled to receipt of any Profit Interest (as defined in the Licensing Agreement) due to us up to the date of the termination notice.

5.
Should our shares close at a price of CDN$5.00 or higher for 60 consecutive trading days, you shall be entitled to a bonus of CDN$200,000.00 either, at our option, in the form of free trading common shares of the Company or cash. If we decide to pay this bonus in shares, the deemed price shall be the average TSX Venture Exchange closing market price of the Company’s common shares on the five trading days immediately preceding and the five trading days immediately following the date the bonus payment obligation is triggered.

If the foregoing accurately sets out the terms of the agreement reached between us, please indicate by signing below and returning a duly executed copy of this letter to us whereupon there will be a binding and legally enforceable agreement between us.

Yours truly,	AGREED AND ACCEPTED this ____ day
Dr. Ken Powell	of June, 2003

Dr. Ken Powell
Phil Carrozza

Thomas Kreilein